Prospectus Supplement No. 15	Filed pursuant to Rule 424(b)(3)
to Prospectus dated January 22, 2010	File No. 333-162712

INSPRO TECHNOLOGIES CORPORATION

This document supplements the prospectus, dated January 22, 2010, relating to offers and resales of up to 40,689,913 shares of our common stock, including 11,000,000 shares issuable upon the exercise of warrants, 1,250,000 shares of our preferred stock and warrants to purchase 25,000,000 shares of our common stock. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form S-1, as amended (File No. 333-162712). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

InsPro Technologies License Fee

On April 30, 2012, our wholly-owned subsidiary InsPro Technologies, LLC, or InsPro Technologies, agreed to pay a $1,200,000 licensing fee within thirty days to Micro Focus (US) Inc., or Micro Focus, in connection with an Application Provider Hosting Agreement between InsPro Technologies and Micro Focus. As part of the agreement InsPro Technologies expanded its perpetual license rights to a Micro Focus software product used by InsPro Technologies in conjunction with hosting its InsPro Enterprise software. The expanded perpetual license rights will apply to InsPro Technologies’ hosting activities for its current and future customers.

Included in the $1,200,000 fee is annual support of the licensed software from Micro Focus at a cost of $89,250, which we anticipate will be expensed straight line over a period of twelve months beginning May 1, 2012. We anticipate expensing the remainder of the license fee over a period of thirty-six months beginning May 1, 2012.

We are currently pursuing financing for all or a portion of the $1,200,000 license fee. Although we believe that opportunities exist to finance all or a portion of the fee, no assurances can be given that we will be able to obtain any financing or obtain financing at favorable terms. In the event that we are unsuccessful in obtaining financing for all or a portion of the $1,200,000 fee we anticipate that we will have sufficient cash to pay the fee and fund our financial obligations over the next twelve months.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 4, 2012